EXHIBIT 99.33
                                                                   -------------

                          ADVANTAGE ENERGY INCOME FUND

                     INFORMATION CIRCULAR - PROXY STATEMENT
                               DATED MARCH 1, 2005

                FOR THE ANNUAL AND SPECIAL MEETING OF UNITHOLDERS
                    TO BE HELD ON WEDNESDAY, APRIL 27TH, 2005


SOLICITATION OF PROXIES

       THIS INFORMATION CIRCULAR - PROXY STATEMENT IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY ADVANTAGE INVESTMENT MANAGEMENT LTD., THE MANAGER (THE "MANAGER") OF ADVANTAGE ENERGY INCOME FUND (the "Trust", the "Fund" or "Advantage"), for use at the Annual and Special Meeting of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust (the "Meeting") to be held on the 27th day of April, 2005 at 3:00 p.m. (Calgary time) in the Devonian Room at the Calgary Petroleum Club, 319 - 5th Avenue S.W., Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual and Special Meeting.

       The Trust has outstanding two types of securities that entitle holders to vote generally at meetings of Unitholders; Trust Units and special voting units ("Special Voting Units"). A Special Voting Unit was issued to Computershare Trust Company of Canada (the "Exchangeable Shares Trustee") as trustee under a voting and exchange trust agreement for the benefit of holders of exchangeable shares ("Exchangeable Shares") issued by the Trust's wholly-owned subsidiary, Advantage Oil & Gas Ltd. ("AOG" or the "Corporation"). The Trust Units and the Special Voting Unit vote together as a single class on all matters. Each Trust Unit outstanding on the Record Date (as defined below) is entitled to one vote. The Special Voting Unit which is outstanding is entitled to one vote for each Exchangeable Share outstanding on the Record Date. The Exchangeable Shares Trustee is required to vote the Special Voting Unit in the manner that holders of Exchangeable Shares instruct, and to abstain from voting on the Exchangeable Shares for which the Exchangeable Shares Trustee does not receive instructions. The procedures for holders of Exchangeable Shares to instruct the Exchangeable Shares Trustee about voting at the Meeting are explained in the "Voting Direction for Holders of Exchangeable Shares" (the "Voting Direction") that has been provided to holders of Exchangeable Shares together with this Information Circular - Proxy Statement. See also the discussion under "Voting by Holders of Exchangeable Shares" contained in this Information Circular - Proxy Statement.

       Instruments of Proxy must be received by Computershare Trust Company of Canada, Stock Transfer Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. Computershare Trust Company of Canada, the trustee of the Trust (the "Trustee"), has fixed the record date for the Meeting at the close of business on March 8, 2005 (the "Record Date"). Only Unitholders of record as at that date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units included in the list of Unitholders entitled to vote at the Meeting prepared as at the Record Date, even though the Unitholder has since that time disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

       The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his/her attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

       THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY ARE DIRECTORS AND/OR OFFICERS OF AOG AND/OR THE MANAGER. EACH UNITHOLDER HAS THE RIGHT TO APPOINT A PROXYHOLDER OTHER THAN THE PERSONS DESIGNATED ABOVE, WHO NEED NOT BE A UNITHOLDER, TO ATTEND AND TO ACT FOR THE UNITHOLDER AND ON BEHALF OF THE UNITHOLDER AT THE MEETING. TO EXERCISE SUCH RIGHT, THE NAMES OF THE NOMINEES OF MANAGEMENT SHOULD BE CROSSED OUT AND THE NAME OF THE UNITHOLDER'S APPOINTEE SHOULD BE LEGIBLY PRINTED IN THE BLANK SPACE PROVIDED.

NOTICE TO BENEFICIAL HOLDERS OF TRUST UNITS

       THE INFORMATION SET FORTH IN THIS SECTION IS OF SIGNIFICANT IMPORTANCE TO MANY UNITHOLDERS OF THE TRUST, AS A SUBSTANTIAL NUMBER OF THE UNITHOLDERS OF THE TRUST DO NOT HOLD TRUST UNITS IN THEIR OWN NAME. UNITHOLDERS WHO DO NOT HOLD THEIR TRUST UNITS IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL UNITHOLDERS") should note that only proxies deposited by Unitholders whose names appear on the records of the Trust as the registered holders of Trust Units can be recognized and acted upon at the Meeting. If Trust Units are listed in an account statement provided to a Unitholder by a broker, then in almost all cases those Trust Units will not be registered in the Unitholder's name on the records of the Trust. Such Trust Units will likely be registered under the name of the Unitholder's broker or an agent of that broker. In Canada, the vast majority of such Trust Units are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). Trust Units held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Unitholder. Without specific instructions, the broker/nominees are prohibited from voting Trust Units for their clients. The Trust does not know for whose benefit the Trust Units registered in the name of CDS & Co. are held.

       Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Unitholders in advance of unitholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Unitholders in order to ensure that their Trust Units are voted at the Meeting. Often, the form of proxy supplied to a Beneficial Unitholder by its broker is identical to the form of proxy provided to registered Unitholders; however, its purpose is limited to instructing the registered Unitholder how to vote on behalf of the Beneficial Unitholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically mails a scannable Voting Instruction Form in lieu of the Form of Proxy. Beneficial Unitholders are requested to complete and return the Voting Instruction Form forwarded to them by mail or facsimile. Alternatively, Beneficial Unitholders can call a toll-free telephone number or access ADP's dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions and vote the Trust Units held by them. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Trust Units to be represented at the Meeting. A BENEFICIAL UNITHOLDER RECEIVING A VOTING INSTRUCTION FORM CANNOT USE THAT VOTING INSTRUCTION FORM TO VOTE TRUST UNITS DIRECTLY AT THE MEETING AS THE VOTING INSTRUCTION FORM MUST BE RETURNED AS DIRECTED BY ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE TRUST UNITS VOTED.

       The foregoing discussion similarly applies to holders of Exchangeable Shares who do not hold their Exchangeable Shares in their own name. Only holders of Exchangeable Shares whose name appears on the records of AOG as the registered holders of Exchangeable Shares are entitled to instruct the Exchangeable Shares Trustee as to how to exercise voting rights in respect of their Exchangeable Shares at the Meeting.


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                                       3


REVOCABILITY OF PROXY

       A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends at the Meeting in person at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his/her officer or attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the head office of the Manager at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

       A holder of Exchangeable Shares who has submitted a Voting Direction may revoke it at any time prior to the Meeting. In addition to revocation in any other manner permitted by law a Voting Direction may be revoked by instrument in writing executed by the holder of Exchangeable Shares or his attorney authorized in writing or, if the holder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited at the office of the Exchangeable Shares Trustee at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the Voting Direction is to be acted upon, or with a representative of the Exchangeable Shares Trustee in attendance at the Meeting on the day of the Meeting or any adjournment thereof, and upon either of such deposits, the Voting Direction is revoked.

PERSONS MAKING THE SOLICITATION

       THE SOLICITATION IS MADE ON BEHALF OF THE MANAGER OF THE TRUST. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual and Special Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Manager, who will not be specifically remunerated therefore.

EXERCISE OF DISCRETION BY PROXY

       The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

       IN THE ABSENCE OF SUCH SPECIFICATION, THE TRUST UNITS WILL BE VOTED IN FAVOUR OF THE MATTERS TO BE ACTED UPON. THE PERSONS APPOINTED UNDER THE INSTRUMENT OF PROXY FURNISHED BY THE TRUST ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE INSTRUMENT OF PROXY AND NOTICE OF ANNUAL AND SPECIAL MEETING. AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR - PROXY STATEMENT, MANAGEMENT OF THE TRUST KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER.

VOTING BY HOLDERS OF EXCHANGEABLE SHARES

       The Exchangeable Shares Trustee holds one Special Voting Unit of the Trust. The Special Voting Unit is entitled to a number of votes at the Meeting equal to the aggregate number of outstanding Exchangeable Shares. Each holder of Exchangeable Shares is entitled to give the Exchangeable Shares Trustee voting instructions for a number of votes equal to the number of that holder's Exchangeable Shares. A Voting Direction is the means by which a holder of Exchangeable Shares may authorize the voting of his or her voting rights at the Meeting. The Exchangeable Shares Trustee will exercise each

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                                       4


vote only as directed by the relevant holder on the Voting Direction. In the absence of instructions from a holder as to voting, the Exchangeable Shares Trustee will not exercise those votes. A holder of Exchangeable Shares may also instruct the Exchangeable Shares Trustee to give him or her a proxy entitling him or her or a designee of the holder to vote personally the relevant number of votes or to grant to management of the Trust a proxy to vote those votes.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

       The Trust was formed pursuant to the provisions of the Trust Indenture dated April 17, 2001, as amended by the First Supplemental Indenture dated as of May 22, 2001, between the Trustee and Advantage Oil & Gas Ltd. and 687371 Alberta Ltd. as the settlor and as further amended and restated as of June 25, 2002, May 28, 2003 and May 26, 2004 (collectively, the "Trust Indenture").

       The Trust is authorized to issue an unlimited number of Trust Units. As at March 1, 2005, 56,945,363 Trust Units were issued and outstanding. The Corporation is also entitled to issue Special Voting Units. As at March 1, 2005, one Special Voting Unit had been issued. As at March 1, 2005 the Corporation also has outstanding $3,610,000 principal amount of 10% convertible unsecured subordinated debentures (the "10% Debentures"), $10,013,000 principal amount of 9% convertible unsecured subordinated debentures (the "9% Debentures"), $12,261,000 principal amount of 8.25% convertible unsecured subordinated debentures (the "8.25% Debentures") $49,842,000 principal amount of 7.75% convertible unsecured subordinated debentures (the "7.75% Debentures") and $69,853,000 principal amount of 7.50% convertible subordinated debentures (the "7.50% Debentures"). The 10% Debentures, 9% Debentures, 8.25% Debentures, 7.75% Debentures and 7.50% Debentures are convertible into Trust Units at conversion prices of $13.30 per Trust Unit, $17.00 per Trust Unit, $16.50 per Trust Unit, $21.00 per Trust Unit and $20.25 per Trust Unit respectively, subject to adjustments in certain events. The 10% Debenture, 9% Debenture, 8.25% Debenture, 7.75% Debentures and 7.50% Debentures, are collectively referred to as the "Debentures").

       At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit of which such Unitholder is the registered holder. All votes on special resolutions shall be by a ballot and no demand for a ballot shall be necessary.

       When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of such Trust Unit, but if more than one of them shall be present at the Meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

       To the best of the knowledge of the Trustee, the Manager, and the directors of AOG, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

       The percentage of Trust Units of the Trust that are owned, directly or indirectly, by the directors and officers of AOG as a group as at March 1, 2005 is 3.6% (2,039,588 Trust Units). In addition, the directors and officers of AOG as a group own, directly or indirectly, $804,000 principal amount of Debentures.

QUORUM FOR MEETING

       At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. If a quorum is not present at the Meeting within one half hour after the time fixed for the holding of the Meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the Meeting. At such Meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of a meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

APPROVAL REQUIREMENTS

       All of the matters to be considered at the Meeting are ordinary resolutions requiring approval by more than 50% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting except for the Trust Indenture Amendment Resolution, which requires approval by a special resolution. A special resolution requires the approval of not less than 66 2/3% of the votes cast in respect of the resolution by or on behalf of Unitholders present in person or represented by proxy at the Meeting. The amendments to the Trust Indenture which are proposed for consideration at the Meeting are made subject to implementation at the discretion of the Board of Directors based upon such factors as the Board of Directors may consider relevant.

MATTERS TO BE ACTED UPON AT MEETING

1.     APPOINTMENT OF TRUSTEE OF THE TRUST

       The Trust Indenture provides that the Unitholders at each annual meeting shall re-appoint the Trustee or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to re-appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust to hold office until the end of the next annual meeting.

2.     SELECTION OF DIRECTORS OF AOG

       Pursuant to the terms of the shareholder agreement dated as of May 24, 2001, between the Manager, AOG and the Trustee, as trustee of the Trust (the "Shareholder Agreement"), it is provided that the Board of Directors of AOG is to consist of a minimum of five (5) and a maximum of nine (9) members and it is proposed that the Board of Directors be comprised of eight (8) members. The Shareholder Agreement also provides that as long as the Manager is the manager of the Trust, it is entitled to designate two (2) of the members of the Board of Directors of AOG and the balance of the members of the Board of Directors of AOG are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of AOG. One of the directors so selected by the Unitholders will be the Chairman of the Board of Directors of AOG.

       The six (6) nominees for selection as directors of AOG by Unitholders are as follows:

       Ronald A. McIntosh
       Roderick M. Myers
       Steven Sharpe
       Lamont C. Tolley
       Rodger A. Tourigny
       Carol D. Pennycook


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                                       6


       The names and municipalities of residence of the six (6) persons nominated for selection as directors of AOG by Unitholders; the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction; the offices held by each in AOG, the time served as director; and the principal occupation of each are as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                 Number of Trust
    Name and Municipality      Units Beneficially     Offices Held and Time as                       Principal
        of Residence           Owned or Controlled            Director                              Occupation
-------------------------------------------------------------------------------------------------------------------------------
Ronald A. McIntosh(2) (3) (5)           38,811      Director since  September 25,      Chairman of NAV Energy Trust, a
Calgary, Alberta                                    1998(6)                            publicly traded royalty trust

Roderick M. Myers(2)(3)(5)             316,101      Director since December 31,        Independent businessman
Victoria, British Columbia                          1996(6)

Steven Sharpe(1)(3)(5)                   8,225      Non-Executive Chairman and         Managing Partner of Blair Franklin
Toronto, Ontario                                    Director since May 24, 2001        Capital Partners Inc., an investment
                                                                                       banking firm

Lamont C. Tolley(1)(2)(5)                  Nil      Director since May 24, 2001        Chief Executive Officer of Rally
Calgary, Alberta                                                                       Energy Ltd. and President of Genex
                                                                                       Energy Inc., a private oil and gas
                                                                                       company

Rodger A. Tourigny(1)(5)(7)                Nil      Director since December 31,        President of Tourigny Management
Calgary, Alberta                                    1996(6)                            Ltd., a private oil and gas
                                                                                       consulting company

Carol D. Pennycook(3)(5)                 3,000      Director since May 26, 2004        Partner at the law firm of Daview
Toronto, Ontario                                                                       Ward Phillips & Vineberg LLP

Notes:

(1)    Member of Audit Committee.
(2)    Member of Independent Reserve Evaluation Committee.
(3)    Member of Human Resources, Compensation and Corporate Governance
       Committee.
(4)    AOG does not have an executive committee of its Board of Directors.
(5) Each of Messrs. McIntosh and Myers owns 72,500 Trust Unit incentive rights. Each of Messrs. Sharpe and Tolley and Ms. Pennycook owns 37,500 Trust Unit incentive rights. Mr. Tourigny owns 52,500 Trust Unit incentive rights. See "Remuneration of Directors of AOG". In addition, Mr McIntosh owns $69,000 principal amount of Debentures, Mr. Myers owns $500,000 principal amount of Debentures and Mr. Tolley owns $200,000 principal amount of Debentures.
(6) The period of time served as a director of AOG includes the period of time served, where applicable, as a director of Search Energy Corp. ("Search") prior to the reorganization of Search into a trust structure and the change of name of Search to Advantage Oil & Gas Ltd. Each of the directors were appointed directors of post-reorganization Search on May 24, 2001.
(7) Mr. Tourigny was a director of Shenandoah Resources Ltd. ("Shenandoah") prior to it being placed into receivership on September 17, 2002 and prior to the issuance of cease trade orders in respect of Shenandoah's securities by the Alberta Securities Commission and the British Columbia Securities Commission on November 8, 2002 and October 23, 2002, respectively. Cease trade orders were issued because Shenandoah failed to file certain required financial statements. As of the date hereof, the cease trade orders remain outstanding. Shenandoah's common shares were suspended from trading on the TSX Venture Exchange on April 24, 2002. Mr. Tourigny resigned his directorship with Shenandoah effective September 17, 2002. Mr. Tourigny was also a director of Probe Exploration Inc. ("Probe") prior to its receivership and prior to the issuance of cease trade orders in respect of Probe's securities by the Alberta Securities Commission and the Ontario Securities Commission on July 7, 2000 and July 17, 2000, respectively. The cease trade orders were issued because Probe failed to file certain required financial statements. As at the date hereof, the cease trade orders remain outstanding. Probe's common shares were suspended from trading on the TSX on March 17, 2000, and were subsequently delisted from the TSX at the close of business on March 16, 2001. Mr. Tourigny resigned his directorship with Probe effective April 14, 2000.

       As stated above, pursuant to the Shareholder Agreement, the Manager is entitled to designate two (2) of the members of the Board of Directors of AOG. The Manager intends to designate the following persons as members of the Board of Directors of AOG:

         Kelly I. Drader
         Gary F. Bourgeois
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                                       7


       The names and municipalities of residence of Messrs Bourgeois and Drader; the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction; the offices held by each in AOG, the time served as director and the principal occupation of each are as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                 Number of Trust
    Name and Municipality      Units Beneficially     Offices Held and Time as                      Principal
        of Residence           Owned or Controlled            Director                              Occupation
-------------------------------------------------------------------------------------------------------------------------------
Kelly I. Drader                       582,375         President and Chief Executive    President and Chief Executive Officer
Calgary, Alberta                                      Officer and Director since       of AOG and the Manager
                                                      May 24, 2001

Gary F. Bourgeois                     373,774         Vice President and Director      Vice President, Corporate Development
Toronto, Ontario                                      since May 24, 2001               of AOG and Vice President of the Manager


3.     APPOINTMENT OF AUDITORS OF THE TRUST

       The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of KPMG LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders. KPMG LLP have been the auditors of the Trust since July 25, 2002.

       The Shareholder Agreement provides that the auditors of AOG will be the same as the auditors of the Trust.

       Unitholders are hereby informed that AOG will pass a shareholders resolution in writing to elect each of the directors selected by the Unitholders and the Manager as directors of AOG and to appoint the auditors of the Trust as the auditors of AOG.

       Certain information regarding the audit committee, including the fees paid to the Trust's auditors in the last fiscal year, that is required to be disclosed in accordance with Multilateral Instrument 52-110 of the Canadian Securities Administrators will be contained in the Trust's renewal annual information form for the year ended December 31, 2004, an electronic copy of which is available on the internet on the Trust's SEDAR profile at WWW.SEDAR.COM.

4.     TRUST INDENTURE AMENDMENT RESOLUTION

       Management presented to the Board of Directors of AOG certain proposed amendments to the Trust Indenture and after considering such amendments the Board of Directors of AOG determined to place before the Unitholders a special resolution approving amendments to the Trust Indenture as follows:

NON-RESIDENT OWNERSHIP CONSTRAINT

       On March 23, 2004, the Federal Government announced proposed changes (the "Proposed Changes") to the INCOME TAX ACT (Canada) which may have required income funds and royalty trusts such as the Trust to retain majority Canadian ownership in order to maintain their status as a "mutual fund trust" under the INCOME TAX ACT (Canada). At the Annual and Special Meeting of Unitholders held

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                                       8


on May 26, 2004, the Unitholders of the Trust approved amendments to the Trust Indenture intended to address the Proposed Changes.

       On December 16, 2004, the Federal Government announced that the Proposed Changes would not be enacted. Accordingly, at the Meeting, Unitholders will be asked to approve a special resolution authorizing a deletion of the non-resident ownership constraints that the Trust put into place on May 26, 2004 and replace them with the language set forth in Schedule "A" attached hereto.

       On February 23, 2005, the Federal Government published the 2005 Federal Budget (the "Budget"). The Budget provided that the Government will undertake consultations on tax issues related to business income trusts and that the Department of Finance intends to release a paper for consultation shortly. The Budget indicated that future initiatives, if any, will be taken following these consultations and in full consideration of the costs and benefits related to business income trusts and other flow-through entities.

       If for any reason, the Trust was not able to maintain its mutual fund trust status, certain adverse consequences may arise for the Trust and its Unitholders, both Canadian and non-resident. Some of the significant consequences of losing mutual fund trust status are as follows:

o The Trust would be taxed on certain types of income distributed to Unitholders, including income generated by the royalties held by the Trust. Payment of this tax may have adverse consequences for some Unitholders, particularly Unitholders that are not residents of Canada and residents of Canada that are otherwise exempt from Canadian income tax.

o The Trust would cease to be eligible for the capital gains refund mechanism available under Canadian tax laws if it ceased to be a mutual fund trust.

o Trust Units held by Unitholders that are not residents of Canada would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them.

o Trust Units would not constitute qualified investments for registered retirement savings plans ("RRSPs"), registered retirement income funds ("RRIFs"), registered education savings plans ("RESTs") or deferred profit sharing plans ("DPSPs"). If, at the end of any month, one of these exempt plans holds Trust Units that are not qualified investments, the plan must pay a tax equal to 1% of the fair market value of the Trust Units at the time the Trust Units were acquired by the exempt plan. An RRSP or RRIF holding non-qualified Trust Units would be subject to taxation on income attributable to the Trust Units. If an RESP holds non-qualified Trust Units, it may have its registration revoked by the Canada Customs and Revenue Agency.

MISCELLANEOUS

       The Trust Indenture is also proposed to be amended to: (a) reflect the consolidation of the previously outstanding note indentures into (i) the Note Indenture dated September 30, 2004 providing for the issue of long term unsecured subordinated promissory notes; and (ii) the Note Indenture dated September 30, 2004 providing for the issuance of medium term unsecured subordinated notes and to redefine "Notes" in the indenture to include any unsecured, subordinated promissory notes of AOG issued to the Trust from time to time under the aforementioned Note Indentures; (b) clarify certain items which the Trustee under the Trust Indenture may not delegate to AOG or the Manager; and (c) other miscellaneous changes including confirmation of the delegation to AOG (through its Board of Directors) of responsibility for all matters relating to Swap Arrangements (as defined in the Trust Indenture).

SPECIAL RESOLUTION

       At the Meeting, Unitholders will be asked to consider, and if deemed advisable, to approve the special resolution set forth in Schedule "A" (the "Trust Indenture Amendment Resolution") amending the Trust Indenture in the manner described above and as set forth in Schedule "A". The Board of Directors of AOG recommends that Unitholders approve the Trust Indenture Amendment Resolution.

5.     ISSUANCE OF TRUST UNITS (IN LIEU OF CASH) FOR PAYMENT OF ANNUAL
       PERFORMANCE FEE

       As set forth under the heading "The Manager - Management Fees", in accordance with Section 3.1 of the amended and restated management agreement (the "Management Agreement") entered into by the Manager, AOG and the Trustee, as trustee for and on behalf of the Trust, dated October 4, 2004, the Manager is entitled to an annual fee (the "Performance Fee") equal to 10% of the Total Return Amount (as defined in the Management Agreement) for the Return Period (in this case being January 1, 2005 to December 31, 2005). Pursuant to the Management Agreement, the Manager has the option of receiving all or part of its Performance Fee in Trust Units at the "Unit Market Price" which is defined in the Management Agreement as "the weighted average trading price per trust unit for such Trust Units for the 10 consecutive trading days immediately preceding such date (in the present case being December 31, 2005) and the 10 consecutive trading days from and including such date on the Toronto Stock Exchange...".

       For the year ended December 31, 2004, the Performance Fee was $21,632,128 and the Manager elected, pursuant to the Management Agreement, that 77% of the Performance Fee be payable in Trust Units, resulting in the issuance of 763,373 Trust Units of which 364,742 were allocated to the Manager and 398,631 were allocated to employees of AOG.

       The policies of the TSX dictate that the payment of the Performance Fee in Trust Units is considered to be a "security based compensation arrangement" and, accordingly, the TSX requires that the payment in Trust Units of any Performance Fee earned by the Manager be approved by a majority of the Trust Units voted at the Meeting by unitholders of the Trust.

       The TSX requires that a fixed number of trust units be approved pursuant to such resolution. In that regard, the Board of Directors of AOG has determined to fix the number of Trust Units that may be issued pursuant to the Performance Fee for the 2005 year to not exceed 1,500,000 Trust Units. This figure represents an upper limit, and the actual number of Trust Units that may be issued will be dependent upon the aggregate Performance Fee earned and the Unit Market Price. In addition, the Manager will have had to have elected to receive its Performance Fee in Trust Units. AOG has encouraged the Manager to elect to receive its Performance Fees in Trust Units as the Board of Directors of AOG believes that payment of such Performance Fees in Trust Units (as opposed to cash) better aligns the interests of the Manager with the interest of the unitholders.

       Accordingly, the Board of Directors of AOG have reserved an aggregate of up to 1,500,000 Trust Units for issuance to the Manager as payment for the Performance Fee, subject to regulatory and unitholder approval. A vote of unitholders requires the approval of the majority of votes cast, in person or by proxy, at the Meeting.

       At the Meeting, unitholders other than the Interested Persons will be asked to consider, and, if thought fit, to pass an ordinary resolution as follows:

            "BE IT RESOLVED THAT the issuance of up to 1,500,000 Trust Units to or as directed by Advantage Investment Management Ltd. (the "Manager") in satisfaction of the annual performance fee earned or to be earned by the Manager pursuant to the terms of the Management Agreement, be approved."

       The principal reason for the issuance of Trust Units to the Manager is to align the economic interests of the Manager with the interests of the unitholders. If the issuance of the Trust Units is not approved, the Trust and AOG will have to satisfy payment of any annual Performance Fee earned in 2005 by a cash payment to or as directed by the Manager, which may result in a reduction of the aggregate sum of distributions to unitholders or an increase in the debt of the Trust.

EXECUTIVE COMPENSATION

CASH AND OTHER COMPENSATION

       The information provided below relates to remuneration paid to the Corporation's Chief Executive Officer, Chief Financial Officer and each of the Corporation's four most highly compensated executive officers during for the years ended December 31, 2002 to December 31, 2004 (the "Named Executive Officers"). All figures are in Canadian dollars unless indicated otherwise.

                                            SUMMARY COMPENSATION TABLE

---------------------------------------------------------------------------------------------------------------------
                                         Annual Compensation             Long-Term Compensation
---------------------------------------------------------------------------------------------------------------------
                                                                             Awards           Payouts
---------------------------------------------------------------------------------------------------------------------
                                                                    Securities    Shares or
                                                                       Under        Units
                                                                     Options/    Subject to
                          Year                            Other         SARs        Resale      LTIP      All Other
  Name and Principal     Ended     Salary      Bonus      Annual      Granted    Restrictions  Payouts  Compensation
       Position         Dec. 31      ($)        ($)    Compensation     (#)          ($)         ($)         ($)
---------------------------------------------------------------------------------------------------------------------
Kelly I. Drader(3)        2004     206,000       Nil       Nil          Nil          Nil         Nil         Nil
President and Chief       2003     206,000       Nil       Nil          Nil          Nil         Nil         Nil
Executive Officer         2002     202,140       Nil       Nil          Nil          Nil         Nil         Nil

---------------------------------------------------------------------------------------------------------------------
Patrick J. Cairns(3)      2004     177,500       Nil       Nil          Nil          Nil         Nil         Nil
Senior Vice President     2003     177,500       Nil       Nil          Nil          Nil         Nil         Nil
                          2002     174,065       Nil       Nil          Nil          Nil         Nil         Nil

---------------------------------------------------------------------------------------------------------------------
Peter Hanrahan, Vice      2004     143,750    43,700(1)    Nil          Nil          Nil         Nil         Nil
President, Finance and    2003     125,000    36,164(1)    Nil          Nil          Nil         Nil         Nil
Chief Financial           2002     105,000    16,813(1)    Nil          Nil          Nil         Nil         Nil
Officer
---------------------------------------------------------------------------------------------------------------------
Gary Bourgeois(3)         2004     143,300       Nil       Nil          Nil          Nil         Nil         Nil
Vice President,           2003     143,300       Nil       Nil          Nil          Nil         Nil         Nil
Corporate Development     2002     140,375       Nil       Nil          Nil          Nil         Nil         Nil

---------------------------------------------------------------------------------------------------------------------
Rick Mazurkewich          2004     149,032    61,899(1)    Nil          Nil          Nil         Nil         Nil
Vice President,           2003     143,300    60,273(1)    Nil          Nil          Nil         Nil         Nil
Operations                2002     140,375    35,026(1)    Nil          Nil          Nil         Nil         Nil

---------------------------------------------------------------------------------------------------------------------
Weldon Kary               2004     136,316    45,393(1)    Nil          Nil          Nil         Nil         Nil
Vice President,           2003     127,500    44,200(1)    Nil          Nil          Nil         Nil         Nil
Exploitation              2002     125,000    25,219(1)    Nil          Nil          Nil         Nil         Nil

---------------------------------------------------------------------------------------------------------------------

Notes:
(1) Represents amounts allocated to Messrs. Hanrahan, Mazurkewich and Kary pursuant to the quarterly Operating Fee payable to the Manager as further distributed to the employees of AOG. See "Management Agreement - Management Fees". Messrs. Hanrahan, Mazurkewich and Kary also received a percentage of the Performance Fee allocated to employees of AOG. For services rendered during 2002, Messrs. Hanrahan, Mazurkewich and Kary were allocated $340,055, $775,250 and $510,083, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings. For services rendered during 2003, Messrs. Hanrahan, Mazurkewich and Kary were allocated $561,737, $936,228 and $749,978, respectively, which amounts were paid in Trust Units after reductions for the applicable statutory withholdings. For services rendered during 2004, Messrs. Hanrahan, Mazurkewich and Kary were allocated $823,462, $1,024,640 and $823,462, respectively, which amounts were paid in Trust Units after reduction for the applicable statutory withholdings.
(2) During 2004 there were six executive officers of AOG. In respect of the financial period ended December 31, 2004, the six executive officers received, in the aggregate, cash remuneration of $955,898, exclusive of amounts received as management fees. See Notes (1) and (2) above and "Management Agreement - Management Fees".
(3) These officers hold economic interests in the Manager and, accordingly, receive an indirect compensation through amounts paid to the Manager. See "Management Agreement - Management Fees".

MANAGEMENT AGREEMENT

       The Trustee, as trustee for and on behalf of the Trust, the Manager and AOG entered into the Management Agreement, pursuant to which AOG and the Trust engaged Advantage Investment Management Ltd. as manager of the Trust and AOG.

THE MANAGER

       The offices of the Manager are located at Suite 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. The name, municipality of residence, positions held and principal occupation of each director and senior officer of the Manager are set forth below:

 Name and Municipality of
        Residence           Position with AOG and/or the Manager                   Principal Occupation
----------------------------------------------------------------------------------------------------------------------
Kelly I. Drader             Director, President and Chief Executive                President and Chief Executive Officer of AOG
Calgary, Alberta            Officer of AOG and the Manager

Gary Bourgeois              Director, Vice President, Corporate Development        Vice President, Corporate Development of AOG
Toronto, Ontario            of AOG and Director and Vice President of the
                            Manager

Patrick J. Cairns           Senior Vice President of AOG and Director and          Senior Vice President of AOG
Calgary, Alberta            Vice President and Secretary of the Manager


       In addition to salaries received in their capacities as executive officers of AOG, Messrs Drader, Bourgeois and Cairns also indirectly receive management fees in their capacities as shareholders of the Manager.

MANAGEMENT FEES

       In its role under the Management Agreement as manager and administrator of AOG and the Trust, the Manager receives the following fees:

       (a) a fee (the "Operating Fee") in an amount equal to 1.5% of Operating Cash Flow (as defined in the Management Agreement), such amount to be calculated as at the end of each calendar quarter or portion thereof if applicable and paid on the 45th day following any such calendar quarter or if such day is not a business day, on the next business day; and

       (b) a Performance Fee equal to 10% of the Total Return Amount (which means in respect of any Return Period an amount equal to the Total Return Percentage (as defined in the Management Agreement) minus 8% if the Return Period (as defined in the Management Agreement) is a full calendar year and adjusted appropriately should the Return Period be less than a full calendar year, multiplied by the Market Capitalization (as defined in the Management Agreement) for that Return Period), such amount to be calculated as at the end of each Return Period and paid on the 15th day following the end of each such Return Period or if such day is not a business day, on the next business day.

       In addition, the Manager has the option (subject to any necessary regulatory approval) to elect to receive all or part of the Performance Fee in Trust Units at the Unit Market Price calculated as at the end of the relevant period. For the year ended December 31, 2004, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $21,632,128 and the Operating Fee totalled $2,622,672. In respect of the 2004 Performance Fee, the Manager elected that 77% of the fee be payable in Trust Units, resulting in the issuance of 763,373 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $8,652,851 (paid with 398,631 Trust Units) of the $21,632,128 Performance Fee for 2004 and $929,068 of the $2,322,670 Operating Fee for 2004 was allocated to the employees of AOG with the balance allocated to the Manager.

       For the year ended December 31, 2003, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $19,592,085 and the Operating Fee totalled $1,679,492. In respect of the 2003 Performance Fee, the Manager elected that 100% of the fee be payable in Trust Units, resulting in the issuance of 1,099,104 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $6,530,695 (paid with 366,368 Trust Units) of the $19,592,085 Performance Fee for 2003 and $559,831 of the $1,679,492 Operating Fee for 2003 was allocated to the employees of AOG with the balance allocated to the Manager.

       For the year ended December 31, 2002, the Performance Fee payable to the Manager and employees of AOG totalled an aggregate of $16,477,882 and the Operating Fee totalled $930,115. In respect of the 2002 Performance Fee, the Manager elected that $14,409,238 of the fee be payable in Trust Units, resulting in the issuance of 1,102,163 Trust Units to the Manager and the employees of AOG. In accordance with the terms of the Management Agreement, $5,492,078 of the $16,477,882 Performance Fee for 2002 and $325,999 of the $930,115 Operating Fee for 2002 was allocated to the employees of AOG with the balance allocated to the Manager.

       The Manager's representatives who act as employees or officers of AOG are entitled to participate in any benefit plans put in place for AOG employees (including under any incentive plan) by AOG, and are entitled to industry competitive salaries (as approved by the Board of Directors of AOG) for acting in such capacity. For the years ended December 31, 2004, 2003 and 2002 representatives of the Manager who acted as employees or officers of AOG received an aggregate of $526,800, $670,000 and $656,955, in salary, respectively.

       The Manager does not receive any acquisition or disposition fees.

       The Operating Fee and Performance Fee referred to in paragraphs (a) and
(b) above (collectively, the "Management Fees") have funded all employee bonuses and incentive plans and have historically been allocated such that the Manager receives 66 2/3% of the Management Fees and the employees of AOG receive 33 1/2% of the Management Fees. As a result of amendments to the Management Agreement, effective October 4, 2004 the Performance Fee will, unless otherwise determined, be allocated by the Manager on the following basis:

                the Manager               60%
                Employees of AOG          40%

       The allocation of the Management Fees and the Termination Fees (as defined below) amongst the employees of AOG have been distributed based upon the recommendations of the Manager as approved by the Board of Directors of AOG.

TERM AND TERMINATION

       The initial term (the "Initial Term") of the original Management Agreement ran from May 21, 2001 to May 21, 2004, and on each anniversary date of the Management Agreement it automatically renews on an "evergreen" basis for additional one-year periods, provided that the Board of Directors of AOG has not given notice to the Manager prior to any such renewal that such renewal shall not occur. In all instances of termination (except where the Management Agreement terminates at the end of a Renewal Term), a termination fee equal to the Management Fees paid for the immediately-prior 2 1/2 years shall be payable.

       In addition, the Manager will be entitled to receive any unpaid fees that have accrued prior to termination and to reimbursement by the Trust and AOG of general and administrative costs and expenses related to the Manager's performance under the Management Agreement, other than costs related solely to the Manager and costs related to employee bonuses and incentive plans.

REPORT ON EXECUTIVE COMPENSATION

       The Human Resources, Compensation and Corporate Governance Committee is comprised of Steven Sharpe (Chair), Ronald McIntosh, Roderick Myers and Carol Pennycook and is charged with, among other things, a periodic review and recommendation of compensation of the executive officers of the Corporation.

       The compensation paid to the Manager in respect of the management and administration of Advantage and the Corporation is fixed by contract. The Management Agreement also requires that certain employees of the Manager become employees and executive officers of AOG and receive equivalent employee benefits to those received by AOG's executive officers and receive industry-competitive salaries as approved by the Board of Directors, from time to time, while they hold such positions during the term of the Management Agreement.

       To date, the Corporation's current compensation plan for its executive officers has consisted of a base salary and bonuses. As the Management Agreement requires that those employees of the Manager who also serve as executive officers of the Corporation, including the Chief Executive Officer of AOG, receive industry-competitive salaries, the Human Resources, Compensation and Corporate Governance Committee, when making such salary determinations, takes into consideration individual salaries paid to executives of other issuers of comparable size within the oil and gas industry. Such information is obtained from independent consultants who regularly review compensation practices in Canada. The Chief Executive Officer's salary level was within the lower end of the median range for oil and gas issuers of the size of the Corporation. The process undertaken by the Human Resources, Compensation and Corporate Governance Committee to determine the Chief Executive Officer's salary is consistent with the terms of the Management Agreement, which requires that the Chief Executive Officer receive an industry competitive salary, as approved by the Board of Directors.

       Advantage has not adopted a formal bonus plan. Bonuses paid to executive officers to date have been based upon recommendations made by the Corporation's Chief Executive Officer to the Human Resources, Compensation and Corporate Governance Committee which, after review and consideration, makes a further recommendation to the Board of Directors for approval. Bonuses paid to executive officers will be paid out of the Management Fees otherwise payable to the Manager. Under the Management Agreement, the Manager is entitled to receive reimbursement for its general and administrative costs, however, employee bonuses and other amounts paid to employees under incentive plans are not reimbursable.

       The responsibility of the Corporation's Chief Executive Officer is to provide direction and leadership in setting and achieving goals which will create value for the Trust's unitholders. The combination of base salary, coupled with the Chief Executive Officers beneficial interest in the Manager provides incentive to the Chief Executive Officer and the Corporation's other executive officers to strategically grow the Trust, with such growth to be reflected in the market price of the units of the Trust, thereby benefiting the executive officers and the unitholders of the Trust.

       The foregoing report is respectfully submitted to Unitholders by the Human Resources, Compensation and Corporate Governance Committee:

       Steven Sharpe (Chair)
       Ronald A. McIntosh
       Roderick M. Myers
       Carol D. Pennycook

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

       The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2004. The only such plan in existence in the Trust Unit Rights Incentive Plan described under the heading "Remuneration of Directors of AOG".

------------------------------------------------------------------------------------------------------------------------
                                                                                               NUMBER OF SECURITIES
                                              NUMBER OF SECURITIES                            REMAINING AVAILABLE FOR
                                                TO BE ISSUED UPON      WEIGHTED-AVERAGE        FUTURE ISSUANCE UNDER
                                                   EXERCISE OF         EXERCISE PRICE OF     EQUITY COMPENSATION PLANS
                                              OUTSTANDING OPTIONS,   OUTSTANDING OPTIONS,      (EXCLUDING SECURITIES
                                               WARRANTS AND RIGHTS    WARRANTS AND RIGHTS    REFLECTED IN COLUMN (A))

PLAN CATEGORY                                          (A)                    (B)                       (C)
------------------------------------------------------------------------------------------------------------------------
Equity compensation plans approved by          310,000 Trust Units          $13.54              100,000 Trust Units
securityholders
------------------------------------------------------------------------------------------------------------------------
Equity compensation plans not approved by              N/A                    N/A                       N/A
securityholders
------------------------------------------------------------------------------------------------------------------------
Total                                          310,000 Trust Units          $13.54              100,000 Trust Units
------------------------------------------------------------------------------------------------------------------------

PERFORMANCE CHART

       The closing price of the Trust Units on the TSX on December 31, 2001 was $8.12, on December 31, 2002 was $13.00, on December 31, 2003 was $17.94 and on
December 31, 2004, was $22.01. During 2002, 2003 and 2004 monthly cash distributions were paid to Unitholders of record in the following amounts:

For the 2002 Period Ended        Distributions per Unit        Payment Date
-------------------------        ----------------------     ------------------
January 31                             $0.15                February 15, 2002
February 28                            0.13                 March 15, 2002
March 31                               0.13                 April 15, 2002
April 30                               0.13                 May 15, 2002
May 31                                 0.13                 June 14, 2002
June 30                                0.13                 July 15, 2002
July 31                                0.13                 August 15, 2002
August 31                              0.13                 September 16, 2002
September 30                           0.13                 October 15, 2002
October 31                             0.18                 November 15, 2002
November 30                            0.18                 December 16, 2002
December 31                            0.18                 January 15, 2003
                                       ----
TOTAL:                                $1.73


For the 2003 Period Ended        Distributions per Unit        Payment Date
-------------------------        ----------------------     ------------------
January 31                             $0.18                February 18, 2003
February 28                            0.23                 March 17, 2003
March 31                               0.23                 April 15, 2003
April 30                               0.23                 May 15, 2003
May 31                                 0.23                 June 16, 2003
June 30                                0.23                 July 15, 2003
July 31                                0.23                 August 15, 2003
August 31                              0.23                 September 15, 2003
September 30                           0.23                 October 15, 2003
October 31                             0.23                 November 17, 2003
November 30                            0.23                 December 15, 2003
December 31                            0.23                 January 15, 2004
                                       ----
TOTAL:                                $2.71


For the 2004 Period Ended        Distributions per Unit        Payment Date
-------------------------        ----------------------     ------------------
January 31                             $0.23                February 17, 2004
February 29                            0.23                 March 15, 2004
March 31                               0.23                 April 15, 2004
April 30                               0.23                 May 17, 2004
May 31                                 0.23                 June 15, 2004
June 30                                0.23                 July 15, 2004
July 31                                0.23                 August 16, 2004
August 31                              0.23                 September 15, 2004
September 30                           0.23                 October 15, 2004
October 31                             0.25                 November 15, 2004
November 30                            0.25                 December 15, 2004
December 31                            0.25                 January 17, 2005
                                       ----
TOTAL:                                $2.82

       The following graph illustrates changes from December 31, 2001 to December 31, 2004, in cumulative Unitholder return, assuming an initial investment of $100 in Trust Units with all cash distributions reinvested, compared to the S&P/TSX Composite Index, the TSX Oil & Gas Producers Index and the S&P/TSX Capped Energy Trust Index, with all dividends and distributions reinvested.(1)

                              [LINE CHART OMITTED]


                                                       -----------------------------------------------------
                                                         2001/12/31   2002/12/31   2003/12/31   2004/12/31
------------------------------------------------------------------------------------------------------------
Advantage Energy Income Fund Unitholder Total Return         100          181          254          306
------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index                                      100          88           111          127
------------------------------------------------------------------------------------------------------------
TSX Oil & Gas Exploration and Production Index               100          116          140          196
------------------------------------------------------------------------------------------------------------
S&P/TSX Energy Trust Index                                   100          119          174          228
------------------------------------------------------------------------------------------------------------

Note:
(1) The Advantage Energy Income Fund Unitholder Return incorporates the actual cash distributions declared prior to December 31, 2001, 2002, 2003 and 2004, respectively.


CORPORATE GOVERNANCE

GENERAL

       In 1995, the TSX adopted a set of guidelines which were revised in 1999 (the "Guidelines") relating to corporate governance matters. The Guidelines address such matters as the constitution and independence of boards of directors, the functions to be performed by boards and their committees, and the relationship among a corporation's board, management and shareholders. The TSX has prescribed that all issuers listed on the TSX must annually disclose their approach to corporate governance with specific reference to each of the Guidelines. During 2002, the TSX issued further proposed guidelines (the "Proposed Guidelines") and encouraged listed companies to review and consider voluntarily providing the suggested information in order to enhance the quality of their disclosure. The Trust reviewed the Proposed Guidelines and, where deemed appropriate, amended its internal policies, mandates and terms of reference of its committees to comply with the Proposed Guidelines.

       More recently, the Trust has considered recent legislative changes, proposals and recommendations of the applicable regulatory authorities and the Canadian Securities Administrators. The impact of Multilateral Instrument 52-110 in respect of audit committees, Multilateral Instrument 52-109 in respect of certification of disclosure on issuer's annual interim filings, National Instrument 51-101 in respect of standards of disclosure for oil and gas activities, National Policy 51-102 in respect of continuous disclosure obligations and proposed Multilateral Instrument 58-201 on effective corporate governance have been considered and, in respect of such instruments which have yet to come into force, will continue to be considered by the Trust.

       Set out in Schedule "B" attached hereto is a description of the Trust's corporate governance practices, which have been established with reference to the terms of the Trust Indenture, Shareholder Agreement and Management Agreement. As a result of these contractual obligations and the structure of the Trust, in some cases compliance with the Guidelines and Proposed Guidelines is or could be inconsistent with the terms of the Trust Indenture, Shareholders Agreement and Management Agreement. However, management and the Board of Directors of AOG believe that, where practical, their approach to corporate governance is substantially consistent with the Guidelines and Proposed Guidelines.

REMUNERATION OF DIRECTORS OF AOG

       Prior to July 1, 2004, the Chairman of AOG was paid an annual retainer of $15,000 and $1,000 per meeting or committee meeting attended ($750 per conference call meeting) plus expenses of attending such meetings and each of the directors of AOG, with the exception of those who are employees of AOG and the Manager, received an annual retainer of $10,000 and $1,000 per meeting or committee meeting attended ($750 per conference call meeting) plus expenses of attending such meetings. Commencing July 1, 2004, the Chairman of AOG is paid an annual retainer of $80,000, the Chair of the Audit Committee is paid an annual retainer of $65,000 and each of the other directors of AOG, with the exception of those who are employees of AOG and the Manager, receive an annual retainer of $50,000 plus expenses of attending Board of Directors meetings. In the fiscal period of the Trust ended December 31, 2004, a total of $336,167 in fees were paid to the independent directors of AOG.

       In addition to the aforementioned fees, the independent directors of AOG receive Trust Unit incentive rights (the "Rights") pursuant to the Trust Unit Rights Incentive Plan (the "Plan"). To date, 175,000 Rights were granted on August 16, 2002 and 225,000 Rights were granted on June 17, 2004 at Initial Exercise Prices of $11.38 per Trust Unit and $18.42 per Trust Unit, respectively, being the closing market price of the Trust Units on the TSX on the day prior to such grants.

       The Plan allows for the decrease in the exercise price of the Rights over time based upon distributions made by the Trust to Unitholders. While Rights are outstanding, the holder of the Rights is entitled to receive the benefit of such distributions by way of a decreased exercise price in amounts equal to the distributions made during such period (such decreased price being referred to as the "Revised Exercise Price"). The Plan provides that the holder of the Rights may elect to exercise the Rights at the Initial Exercise Price or the Revised Exercise Price. A maximum of 500,000 Trust Units may be issued under the Plan, of which 400,000 Rights have been issued to date and 90,000 of which have been exercised.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

       There is not, and has not been, any indebtedness outstanding from directors or officers of AOG or directors or senior officers of the Manager or, in each case, their respective known associates and affiliates, or the Trustee or its affiliates to the Trust or AOG at any time since January 1, 2004.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

       There were no other material interests, direct or indirect, of directors of AOG or directors and senior officers of the Manager, nominees for director of AOG, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons in any transaction during 2004 or in any proposed transaction which has materially affected or would materially affect the Trust or AOG other than (i) certain insiders purchasing Trust Units or Debentures under the public offerings of such securities completed during 2004, and (ii) as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

       The Manager is not aware of any material interest of any director or nominee for director of AOG or of any director or officer of the Manager, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting, except as disclosed herein.

OTHER MATTERS

       The Manager knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Special Meeting; however, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

ADDITIONAL INFORMATION

       Additional information relating to the Trust is available on SEDAR at WWW.SEDAR.COM. The Trust will provide, without charge to a unitholder, a copy of the latest annual information form and any documents incorporated therein by reference, the 2004 annual report to unitholders containing comparative financial statements for 2004 together with the auditors' report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this information circular, upon request to the Chief Financial Officer, Advantage Energy Income Fund, 3100, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7. If you wish, this information may also be accessed on our website (www.advantageincome.com).

                                  SCHEDULE "A"
                     "TRUST INDENTURE AMENDMENT RESOLUTION"

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.     the Trust Indenture be amended as follows:

       (a) by deleting the current text under Section 3.8 titled "Non-Resident Ownership Constraint" and adding the following as
              Section 3.8 of the Trust Indenture:

              3.8    MUTUAL FUND TRUST

              Except to the extent permitted under the Tax Act, the Trust shall endeavour to satisfy the requirements of
              Section 132(6) of the Tax Act at all times.

       (b) by deleting the following definitions set forth in Section 1.1 of the Trust Indenture:

              (i) "10 3/8% Notes" means the 10?% unsecured subordinated promissory notes of AOG issued on October 18, 2002 to the Trust;

              (ii)  "10 3/8% Note Indenture" means the trust indenture providing for the issuance of the 10?% Notes dated October 18, 2002, as amended by the First Supplemental Note Indenture dated as of the same date and made between AOG and Computershare Trust Company of Canada, as trustee;

             (iii)   "9  3/8%  Notes"  means  the 9 3/8% unsecured  subordinated promissory notes of AOG issued on July 8, 2003 to the Trust;

              (iv) "9 3/8% Note Indenture" means the trust indenture providing for the issuance of the 9 3/8% Notes dated July 8, 2003;

              (v) "8.5% Notes" means the 8.5% unsecured subordinated promissory notes of AOG issued on December 2, 2003 to the Trust;

              (vi) "8.5% Note Indenture" means the trust indenture providing for the issuance of the 8.5% Notes dated December 2, 2003;

       (c)    by adding the following definitions to Section 1.1 of the Trust
              Indenture:

              (i) "Long Term Note Indenture" means the note indenture dated September 30, 2004 between AOG and Computershare Trust Company of Canada providing for the issue of long term Notes;

              (ii) "Medium Term Note Indenture" means the note indenture dated September 30, 2004 between AOG and Computershare Trust Company of Canada providing for the issue of medium term Notes;

       (d) by amending the definition of "Credit Facilities" and "Swap Arrangements" to include references to indemnities and sureties and to also provide the Trustee with the power and authority to indemnify or act as a surety with respect to indebtedness, obligations and liabilities of AOG or any other wholly owned Subsidiary of the Trust in section 7.2(s) of the Trust Indenture;

       (e) by deleting the current definitions of "Note Indenture", "Notes" and "Royalty Agreement" set forth in Section 1.1 of the Trust Indenture and replacing them with the following definitions:

              (i) "Note Indentures" means the Medium Term Note Indenture and the Long Term Note Indenture;

              (ii) "Notes" means the unsecured subordinated promissory notes of AOG issued to the Trust from time to time under the Note Indentures and "Note" means any one of them;

              (iii) "Royalty Agreement" means the royalty agreement entered into between AOG and the Trust dated as of December 1, 2003 and providing for the creation of the Trust Royalty;

       (f) by amending subsection (iii) of the definition of "Distributable Income" to specifically reference the "Notes" as newly defined;

       (g) by amending the definition of "Material Contracts" in the Trust Indenture to reference the Note Indentures as newly defined;

       (h) by amending the definition of "Properties" to include petroleum and natural gas properties which may be acquired by any Subsidiary of the Trust;

       (i) to make consequential changes to the Trust Indenture to reflect the defined terms (in capitalized letters) as appropriate;

       (j) by otherwise amending the Trust Indenture to delete references to the 10 3/8% Notes, 9 3/8% Notes, 8.5% Notes, the 10 3/8% Note Indenture, the 9 3/8% Note Indenture and the 8.5% Note Indenture where appropriate and by deleting, amending or adding any consequential language;

       (k) to amend the lead in sentence to Section 4.1 "Purpose of the Trust" to read "The Trust is a limited purpose Trust and is created for the following purposes:";

       (l)    by amending the first sentence of each of Section 7.1(a), Section
              7.2 and Section 7.2(v) of the Trust Indenture by deleting the words "or other contracts or obligations of the Trustee or the Trust";

       (m) by amending the lead in paragraph to Section 8.1 to read "Except as expressly prohibited by law or as otherwise set out in this Indenture...";

       (n) by amending Section 8.2 to include, as an item delegated from the Trustee to AOG, any matters relating to establishment or determination of any Swap Arrangements (as defined in the Trust Indenture);

       (o) by amending Section 8.2 to delete the reference to the implementation of non-resident ownership constraints in relation to matters related to the Trust's continuing qualification as a "mutual fund trust" under the INCOME TAX ACT (Canada); and

       (p)    by amending Section 8.2 to add the following text:

              Notwithstanding any other provision of this Indenture, including, without limitation, Sections
              8.1 and 8.2 hereof, the duties and obligations of the Trustee shall not be delegated to the Manager, AOG or any other person in relation to: (a) without limiting the duties and obligations of the Transfer Agent hereunder, the transfer and cancellation of certificates representing Trust Units and the maintenance of registers of Unitholders; (b) terminating this Indenture in accordance with the provisions hereof; and (c) the Trustee's powers and authority under subsections 7.2(ii) and 7.2(jj).

2. Subject to the implementation of this special resolution as set forth in paragraph no. 3 below, this special resolution shall be effective as of the date of its approval by the Unitholders.

3. The proper officers of Advantage Oil & Gas Ltd. ("AOG") and/or the Trustee, on behalf of the Trust, be and they are hereby authorized and directed to execute, deliver and file all such documents and other instruments and to otherwise do and perform all such acts and things as they determine to be necessary or desirable for the implementation of this special resolution, at such times as they may determine, provided that the directors of AOG may, in their discretion and without further approval of the Unitholders, revoke and rescind this special resolution or any of the amendments to the Trust Indenture contemplated therein before it is acted upon.

                                                   SCHEDULE "B "

                          ADVANTAGE TSX CORPORATE GOVERNANCE GUIDELINES COMPLIANCE TABLE

----------------------------------------------------------------------------------------------------------------------
GUIDELINES                                          COMPLIANCE                          COMMENTS
----------------------------------------------------------------------------------------------------------------------
1.   The   Board   should   explicitly   assume
     responsibility   for  the  stewardship  of
     Advantage, including:
----------------------------------------------------------------------------------------------------------------------
(a)      the  adoption of a strategic  planning      Yes           The  Board  has  adopted  a  formal  mandate  (the
         process;                                                  "Mandate")   which   sets   out  its   stewardship
                                                                   responsibilities,  including  matters  related  to
                                                                   strategic   planning.   Historically,    strategic
                                                                   planning has  occurred at the Board level  through
                                                                   the annual budget process,  quarterly  updates and
                                                                   review of  acquisitions  and  other  opportunities
                                                                   that  arise  from  time to time  where  the  Board
                                                                   considers the  suitability  of such  opportunities
                                                                   and the long term strategy for Advantage.
----------------------------------------------------------------------------------------------------------------------
(b)      the  identification  of the  principal      Yes           Directly  and  through  the Audit  Committee,  the
         risks of Advantage's  business and the                    Board  monitors and receives,  at minimum,  annual
         implementation of appropriate  systems                    reports respecting  operations,  internal controls
         to manage these risks;                                    and  business   risks  from   management  and  the
                                                                   external  auditors.   The  Mandate  of  the  Board
                                                                   calls for the  review of the  principal  strategic
                                                                   and   operational   opportunities   and  risks  of
                                                                   Advantage's  business and the taking of reasonable
                                                                   steps to review systems  implemented by management
                                                                   to   manage   such   risks.   In   addition,   the
                                                                   Independent  Reserve Evaluation  Committee reviews
                                                                   the   Corporation's   environmental,   health  and
                                                                   safety   management   system,   and   through  the
                                                                   Corporation's    Vice    President,    Operations,
                                                                   monitors  its   operation.   The  same   committee
                                                                   reviews the reserve  evaluation report prepared by
                                                                   an independent  reservoir  engineering firm, meets
                                                                   with both the independent  engineer and management
                                                                   and is to be  apprised  of any  major  changes  or
                                                                   potential     future    changes    to    reserves.
                                                                   Furthermore,  the Board as a whole has implemented
                                                                   a  revenue   protection  program  with  management
                                                                   regularly  reporting  to the Board with respect to
                                                                   hedging and other revenue protection strategies.
----------------------------------------------------------------------------------------------------------------------
(c)      succession     planning,     including      Yes           The Board is  responsible  for the  stewardship of
         appointing,  training  and  monitoring                    Advantage through  consultation with management of
         senior management;                                        AOG and  the  Manager.  The  President  and  Chief
                                                                   Executive  Officer is  instrumental  in succession
                                                                   planning,  including the training,  monitoring and
                                                                   appointing  of  senior  management.  In  addition,
                                                                   the Human  Resources,  Compensation  and Corporate
                                                                   Governance   Committee  reviews  the  compensation
                                                                   paid to  management  at least  annually  and, when
                                                                   required  makes   recommendations   to  the  Board
                                                                   regarding  appointments of corporate  officers and
                                                                   senior management.
----------------------------------------------------------------------------------------------------------------------
(d)      Advantage's communications policy; and      Yes           Advantage     has     adopted    a     disclosure,
                                                                   confidentiality    and    trading    policy   (the
                                                                   "Disclosure  Policy")  which is intended to, among
                                                                   other  things,   establish  procedures  which  (i)
                                                                   permit  disclosure of information  about Advantage
                                                                   to the  public  in a timely  manner;  (ii)  ensure
                                                                   that non-publicly  disclosed  information  remains

----------------------------------------------------------------------------------------------------------------------
GUIDELINES                                          COMPLIANCE                          COMMENTS
----------------------------------------------------------------------------------------------------------------------
                                                                   confidential;    (iii)   address   how   Advantage
                                                                   interacts  with analysts and the public;  and (iv)
                                                                   contains   measures   for   Advantage   to   avoid
                                                                   selective   disclosure.   The   adoption  of  such
                                                                   Disclosure  Policy and procedures was  implemented
                                                                   for the  purposes of  requiring  sound  disclosure
                                                                   practices and maintaining  investor  confidence as
                                                                   well as  complying  with  National  Policy  51-201
                                                                   "Disclosure  Standards",  securities  laws and the
                                                                   Toronto Stock  Exchange's  rules on disclosure and
                                                                   trading.   The  Disclosure  Policy  provides  that
                                                                   such policy is to be reviewed  annually  and based
                                                                   on the  results  of  the  review  may  be  revised
                                                                   accordingly.  Furthermore,  Advantage  is required
                                                                   to send annual and quarterly  disclosure documents
                                                                   and    financial    statements    to    registered
                                                                   unitholders  and, as well,  issue  press  releases
                                                                   with  respect  to  material  events for the Trust.
                                                                   The Board or individual  members generally approve
                                                                   all   of   Advantage's    major   compliance   and
                                                                   communication  documents,   including  annual  and
                                                                   quarterly  reports,   financing  documents,  press
                                                                   releases,  and  other  disclosure  documents.   In
                                                                   addition,     Advantage    has    delegated    the
                                                                   responsibility      for     direct     shareholder
                                                                   communications   to   the    Corporation's    Vice
                                                                   President,    Corporate   Development,    who   is
                                                                   available  to   unitholders   and  the  investment
                                                                   community  to  discuss  Advantage's  business  and
                                                                   operations.   Inquiries   may   be   directed   to
                                                                   Advantage's    investors'    relations   line   at
                                                                   (416) 945-6636.
----------------------------------------------------------------------------------------------------------------------
(e)      the integrity of Advantage's  internal      Yes           The   Board,    through   its   committees,    has
         control  and  management   information                    established  a  system  for  monitoring   internal
         systems.                                                  controls and management  information  systems. The
                                                                   following    committees   are    responsible   for
                                                                   reviewing  and  advising  the  Board in the  noted
                                                                   areas:

                                                                   HUMAN   RESOURCES,   COMPENSATION   AND  CORPORATE
                                                                   GOVERNANCE COMMITTEE:

                                                                            Board committee  mandates,  engagement of
                                                                            special  advisors,  annual  statement  of
                                                                            corporate  commercial  practices,   Board
                                                                            composition and independence,  Board size
                                                                            and     nomination     of     candidates,
                                                                            orientation  and  education  programs for
                                                                            new  directors,  appointments  of  senior
                                                                            management,  amendments to the management
                                                                            agreement,  employment,  remuneration and
                                                                            incentive plans

                                                                   AUDIT COMMITTEE:

                                                                            financial     reporting,      disclosure,
                                                                            compliance  with GAAP,  internal/external
                                                                            audit  functions,  oversight of financing
                                                                            plans and  internal  control  systems and
                                                                            review   of  tax   pools;   approval   of
                                                                            non-audit services by external auditors

----------------------------------------------------------------------------------------------------------------------
GUIDELINES                                          COMPLIANCE                          COMMENTS
----------------------------------------------------------------------------------------------------------------------

                                                                   INDEPENDENT RESERVE EVALUATION COMMITTEE:

                                                                            reviews reserves and National  Instrument
                                                                            51-101    reports,     compliance    with
                                                                            environmental   and  safety   regulation,
                                                                            environment   and  safety   policies  and
                                                                            emergency response plans.

                                                                   In  addition,  the  Board  has  adopted  a revenue
                                                                   protection  plan to review and  implement  hedging
                                                                   and   derivatives   policies   and   transactions.
                                                                   Advantage is considering the  implementation of an
                                                                   overall  formal code of business  ethics to govern
                                                                   the   behaviour   of  its   directors,   officers,
                                                                   employees  and  other  service  providers.  It  is
                                                                   intended  that the  formal  code will  incorporate
                                                                   and  enhance  a  number  of   existing   Advantage
                                                                   policies that deal with such matters.
----------------------------------------------------------------------------------------------------------------------
2.   The  Board  should be  constituted  with a      Yes           Six of the  eight  proposed  members  of the Board
     majority  of  individuals  who  qualify as                    are unrelated directors.
     unrelated directors.
----------------------------------------------------------------------------------------------------------------------
3.   The  analysis  of the  application  of the      Yes           Of the eight proposed  members of the Board,  only
     principles  supporting  the  conclusion in                    two are members of  management.  The remaining six
     paragraph 2 above.                                            proposed  members of the Board are  independent of
                                                                   management  and are free from any interest and any
                                                                   business   or  other   relationship   (other  than
                                                                   interests and relationships  arising from unit and
                                                                   debenture  holdings,   which  unit  and  debenture
                                                                   holdings  are not  significant)  which  could,  or
                                                                   could  reasonably  be  perceived  to,   materially
                                                                   interfere with such  directors'  ability to act in
                                                                   the best interests of Advantage.
----------------------------------------------------------------------------------------------------------------------
4.   The Board  should  appoint a committee  of      Yes           The Human  Resources,  Compensation  and Corporate
     directors    composed    exclusively    of                    Governance  Committee is responsible for proposing
     outside, i.e.,  non-management  directors,                    new  nominees  to  the  Board  and  for  assessing
     a   majority   of   whom   are   unrelated                    directors on an ongoing  basis.  Such committee is
     directors,  with  the  responsibility  for                    comprised of outside, unrelated directors.
     proposing  to the full Board new  nominees
     to the Board and for  assessing  directors
     on an ongoing basis.
----------------------------------------------------------------------------------------------------------------------
5.   The Board  should  implement  a process to      Yes           The Human  Resources,  Compensation  and Corporate
     be   carried   out   by   the   Nominating                    Governance   Committee   has  been   assigned  the
     Committee or other  appropriate  committee                    responsibility  of assessing the  effectiveness of
     for  assessing  the  effectiveness  of the                    the Board as a whole,  the committees of the Board
     Board as a whole,  the  committees  of the                    and  the  contribution  of  individual  directors.
     Board and the  contribution  of individual                    Furthermore,  the Board monitors the effectiveness
     directors.                                                    of  individual  directors  and  committees  of the
                                                                   Boards  by   addressing   any  concerns  at  Board
                                                                   meetings.   Board   members   are  free  to  raise
                                                                   effectiveness  issues. In addition,  the Board has
                                                                   implemented  the  use  of  an  annual   evaluation
                                                                   process  whereby  members of the Board  review the
                                                                   effectiveness   of  the  Board  as  a  whole,  its
                                                                   committees and its individual members.
----------------------------------------------------------------------------------------------------------------------
6.   The  existence of an  orientation  and      See Comments      There  is  no  formal  education  and  orientation
     education  program for new recruits to                        program  for  new  Board   members.   All  current
     the Board.                                                    members  of the Board  have  extensive  experience
                                                                   serving on boards of public  entities.  Management
                                                                   of the  Corporation  and the Manager are available
                                                                   to  Board  members  if  specific   information  is
                                                                   requested.   Given  that  new  directors  will  be
                                                                   added infrequently,  no formal orientation program
                                                                   is felt to be necessary at this time,  however, if
                                                                   such need  does  arise,  implementation  of such a
                                                                   program  for  new  recruits  to the  Board  is the
                                                                   responsibility    of    the    Human    Resources,
                                                                   Compensation and Corporate Governance Committee.

----------------------------------------------------------------------------------------------------------------------
GUIDELINES                                          COMPLIANCE                          COMMENTS
----------------------------------------------------------------------------------------------------------------------
7.   The size of the  Board  and the  impact of  Yes               The  Shareholder  Agreement  prescribes  that  the
     the number of  directors  upon the Board's                    Board shall  consist of a minimum of five  members
     effectiveness.                                                and a maximum of nine  members,  with the  initial
                                                                   number  being set at seven  members.  The Board is
                                                                   comprised  of eight  directors,  which  the  Board
                                                                   believes is large  enough to permit a diversity of
                                                                   views and to staff the various  committees  of the
                                                                   Board  without being too large to detract from the
                                                                   Board's  efficiency  and  effectiveness.  Each  of
                                                                   the  members  of  the  Board  has   extensive  and
                                                                   diverse  business  and public  company  experience
                                                                   with six of  eight  directors  having  substantial
                                                                   experience  in  the  oil  and  gas  industry.   In
                                                                   addition,   three  of  the  eight  directors  have
                                                                   extensive   experience  in  the  income  fund  and
                                                                   royalty   trust   sector.   Finally,   the   Human
                                                                   Resources,  Compensation and Corporate  Governance
                                                                   Committee has the  responsibility of assessing the
                                                                   effectiveness of the Board,  including considering
                                                                   the appropriate size of the Board.
----------------------------------------------------------------------------------------------------------------------
8.   The adequacy and form of the  compensation     Yes            Outside  directors  are  compensated  by fees  and
     of directors should realistically  reflect                    trust  unit  rights  issued  under the Trust  Unit
     the  responsibilities and risk involved in                    Rights  Incentive  Plan.  Compensation  levels are
     being an effective director.                                  reviewed  periodically  by  the  Human  Resources,
                                                                   Compensation  and Corporate  Governance  Committee
                                                                   (with reference to compensation  surveys and other
                                                                   industry    data),     which    committee    makes
                                                                   recommendations    to    the    Board.    Director
                                                                   compensation was most recently  revised  effective
                                                                   July 1, 2004.  See  "Remuneration  of Directors of
                                                                   AOG" in the  Information  Circular  to which  this
                                                                   Schedule "B"  is  attached.  Directors'  liability
                                                                   insurance is also provided.
----------------------------------------------------------------------------------------------------------------------
9.   Committees  of the Board should  generally     Yes            All  committees  of  the  Board  are  composed  of
     be  composed  of  outside   directors,   a                    outside, unrelated directors.
     majority of whom are unrelated directors.
----------------------------------------------------------------------------------------------------------------------
10.  The  Board's   responsibility  for  (or  a     Yes            The Board  believes that its approach to corporate
     committee    of   the   Board's    general                    governance  practices is substantially  consistent
     responsibility       for)       developing                    with  the   Guidelines.   The   Human   Resources,
     Advantage's approach to governance issues.                    Compensation  and Corporate  Governance  Committee
                                                                   is responsible  for preparing and  recommending to
                                                                   the Board  annually  the  statement  of  corporate
                                                                   governance  practices  and for dealing  with other
                                                                   corporate governance matters.
----------------------------------------------------------------------------------------------------------------------
11.  The Board has developed:
----------------------------------------------------------------------------------------------------------------------
(a)      position  descriptions  for the  Board     Yes            The Board is  responsible  for the  stewardship of
         and  for  the   CEO,   involving   the                    Advantage through  consultation with management of
         definition    of   the    limits    to                    AOG and the  Manager,  and  generally  directs the
         management's responsibilities; and                        business   and   affairs   of   the   Trust.   The
                                                                   Management   Agreement,    Trust   Indenture   and
                                                                   Shareholders'   Agreement   provide  for  specific
                                                                   delegation of certain duties and  responsibilities
                                                                   amongst  the  Manager,  management  of AOG and the
                                                                   Board of  Directors,  with the Board of  Directors
                                                                   retaining   a   supervisory   role  and   specific
                                                                   authority relating to significant  operational and
                                                                   other  decisions.   In  addition,  the  Management
                                                                   Agreement  provides  that the  Manager  agrees  to
                                                                   make Kelly Drader  available  for  performance  of
                                                                   the services to be performed to the Trust and AOG.

----------------------------------------------------------------------------------------------------------------------
GUIDELINES                                          COMPLIANCE                          COMMENTS
----------------------------------------------------------------------------------------------------------------------
(b)      the  corporate  objectives  for  which     Yes            The Chief Executive Officer,  together with senior
         the CEO is responsible for meeting.                       management,  implements  the corporate  objectives
                                                                   developed  with the Board while  operating  within
                                                                   the parameters of the Trust Indenture,  Management
                                                                   Agreement and Mandate of the Board.
----------------------------------------------------------------------------------------------------------------------
12.  The appropriate  structures and procedures     Yes            The Shareholder  Agreement prescribes that as long
     to  ensure  that the  Board  can  function                    as  the  Manager  is a  party  to  the  Management
     independently of management.                                  Agreement,   it  is  entitled  to  designate   two
                                                                   members  to the  Board  with  the  balance  of the
                                                                   members being  selected by a vote of  Unitholders.
                                                                   One  of  the   directors   so   selected   by  the
                                                                   Unitholders  must be the Chairman of the Board and
                                                                   a  majority  of the  Board  must not be  officers,
                                                                   employees or consultants of the  Corporation,  the
                                                                   Manager  or any of  their  respective  affiliates.
                                                                   In addition,  committees of the Board must, in all
                                                                   cases,  be  comprised  of a majority of  directors
                                                                   selected  by  the  Unitholders.  Accordingly,  the
                                                                   majority  of the  Board  and its  committees  will
                                                                   always   be   independent   of   Management.    In
                                                                   addition,  Advantage  has  a  practice  where  the
                                                                   non-management   members   of   the   Board   meet
                                                                   independently  of management  following  scheduled
                                                                   Board meetings.
----------------------------------------------------------------------------------------------------------------------
13(a)    The  Audit   Committee  of  the  Board     Yes            The Audit Committee  consists of Messrs.  Tourigny
         should  be  composed  only of  outside                    (Chair),  Tolley  and  Sharpe,  all  of  whom  are
         directors.                                                outside  directors.  Mr. Tourigny  is a  chartered
                                                                   accountant   and  all  of  the   members   of  the
                                                                   Committee   qualify   as  having   the   requisite
                                                                   "financial  literacy"  suggested  by  Multilateral
                                                                   Instrument 52-110.
----------------------------------------------------------------------------------------------------------------------
(b)      The roles and  responsibilities of the      Yes           The  Audit   Committee   has  adopted  a  specific
         Audit     Committee      should     be                    charter    which    defines    it's    role    and
         specifically defined.                                     responsibilities.
----------------------------------------------------------------------------------------------------------------------
(c)      The  Audit   Committee   should   have      Yes           The Audit Committee  (i) reviews  with Advantage's
         direct  communication   channels  with                    auditors   and   with    management    Advantage's
         the internal and external  auditors to                    accounting  principles,  policies  and  practices;
         discuss and review  specific issues as                    (ii) reviews   Advantage's  audited   consolidated
         appropriate.                                              financial  statements  with the auditors  prior to
                                                                   their  submission to the Board for  approval;  and
                                                                   (iii) reviews  with the  auditors  the adequacy of
                                                                   Advantage's  accounting,  financial  and operating
                                                                   controls.
----------------------------------------------------------------------------------------------------------------------
(d)      The Audit  Committee's  duties  should      Yes           The  Audit   Committee   reviews   the  scope  and
         include oversight  responsibility  for                    adequacy of  management's  internal  controls  and
         management   reporting   on   internal                    reporting.
         controls   and  should   ensure   that
         management     has     designed    and
         implemented  an  effective  system  of
         internal controls.
----------------------------------------------------------------------------------------------------------------------
14.  The  existence of a system  which  enables      Yes           A  director  or a group of  directors  may  engage
     an   individual   director  to  engage  an                    outside  advisors  at the  expense  of  Advantage,
     outside   advisor   at  the   expense   of                    subject  to  approval  of  the  Human   Resources,
     Advantage  in  appropriate  circumstances,                    Compensation and Corporate Governance Committee.
     subject to the approval of an  appropriate
     committee of the Board.
----------------------------------------------------------------------------------------------------------------------